April 2, 2020 VIA EDGAR AND EMAIL Ms. Ashley Vroman-Lee Ms. Megan Miller U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

Re:

Responses to Securities and Exchange Commission Staff Comments on the Initial Registration Statements on Form N-14 of EQ Advisors Trust (File No. 333-236642) and AXA Premier VIP Trust (File No. 333-236643)

Dear Mses. Vroman-Lee and Miller:

On behalf of EQ Advisors Trust and AXA Premier VIP Trust (each a “Trust” and together the “Trusts”), set forth below are comments that you provided on March 23, 2020 and March 24, 2020 concerning the Initial Registration Statements on Form N-14 (“Registration Statements”) of each Trust, which were filed with the U.S. Securities and Exchange Commission on February 26, 2020. The Registration Statement of EQ Advisors Trust was filed in connection with the following reorganizations: (1) EQ/Franklin Templeton Allocation Managed Volatility Portfolio, a series of EQ Advisors Trust, into EQ/Aggressive Growth Strategy Portfolio, also a series of EQ Advisors Trust; (2) EQ/MFS Technology II Portfolio, a series of EQ Advisors Trust, into EQ/MFS Technology Portfolio, also a series of EQ Advisors Trust; (3) EQ/Templeton Global Equity Managed Volatility Portfolio, a series of EQ Advisors Trust, into 1290 VT SmartBeta Equity Portfolio, also a series of EQ Advisors Trust; (4) EQ/UBS Growth and Income Portfolio, a series of EQ Advisors Trust, into EQ/Capital Guardian Research Portfolio, also a series of EQ Advisors Trust; (5) Multimanager Mid Cap Growth Portfolio, a series of EQ Advisors Trust, into EQ/Janus Enterprise Portfolio, also a series of EQ Advisors Trust; (6) Multimanager Mid Cap Value Portfolio, a series of EQ Advisors Trust, into EQ/American Century Mid Cap Value Portfolio, also a series of EQ Advisors Trust; (7) CharterSM Aggressive Growth Portfolio, CharterSM Growth Portfolio, CharterSM Moderate Growth Portfolio, and CharterSM Moderate Portfolio, each a series of AXA Premier VIP Trust, each into All Asset Growth-Alt 20 Portfolio, a series of EQ Advisors Trust; (8) CharterSM Small Cap Growth Portfolio, a series of AXA Premier VIP Trust, into EQ/Morgan Stanley Small Cap Growth Portfolio, a series of EQ Advisors Trust; and (9) CharterSM Small Cap Value Portfolio, a series of AXA Premier VIP Trust, into 1290 VT Small Cap Value Portfolio, a series of EQ Advisors Trust. The Registration Statement of AXA Premier VIP Trust was filed in connection with the reorganization of the CharterSM Conservative Portfolio, a series of the AXA Premier VIP Trust, into EQ/Conservative Allocation Portfolio, also a series of AXA Premier VIP Trust. Your

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comments are set forth in italics and are followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statements.

1.	Disclosure Comments

a.

Comment: On page v, the “Contractholder Voting Instructions” under the heading “How to Instruct an Insurance Company,” provides: “ At any time prior to an Insurance Company’s voting at the Meeting, a Contractholder may revoke his or her voting instructions with respect to that investment division by providing the Insurance Company with a properly executed written revocation of such voting instructions, properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet, or appearing and providing voting instructions in person at the Meeting.”

Do you mean properly executed later dated voting instructions, and what does that mean in the context of a telephone call?

Response: In order to further clarify the above statement in response to your comment, the Trusts have revised the disclosure as follows:

“At any time prior to an Insurance Company’s voting at the Meeting, a Contractholder may revoke his or her voting instructions with respect to that investment division by providing the Insurance Company with a properly executed written revocation of such voting instructions, by properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet, or ~~appearing~~ by attending the Meeting by telephone and providing voting instructions ~~in person~~ at the Meeting.”

Further, in the context of a telephone call, at any time prior to the Meeting, a Contractholder who has previously provided voting instructions by telephone (using the instructions on the proxy card) can revoke those instructions by providing the Insurance Company with later-dated voting instructions by telephone, as well as by mailing a voting instruction card or via the Internet.

The Trusts further note that, given the rapidly changing situation in New York City relating to the coronavirus (COVID-19) outbreak and related restrictions, the Trusts’ office has been temporarily closed until further notice to ensure the health and safety of its employees and clients. As a result, the Meeting, originally scheduled to be held at the Trusts’ office, will be conducted on the same date and time by telephone instead of an in-person meeting. The Proxy Statement/Prospectus included in the Registration Statement of each Trust has been revised accordingly to include clear instructions for Contractholders to attend the Meeting by telephone. At the Meeting, Contractholders who attend by telephone will be given an opportunity to revoke their prior voting instructions if they wish.

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b.

Comment: On page v, in the “Contractholder Voting Instructions” under the heading “How to Instruct an Insurance Company,” please confirm that Securities Exchange Act Rule14a-4(b)(1) is complied with, i.e., does the following language need to be bolded:

“Shares in each investment division of a Separate Account for which an Insurance Company receives a voting instruction card that is signed and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the Shares “FOR” a Proposal.”

Response: The Trusts have revised the referenced disclosure to appear in boldface type.

c.

Comment: On page 10 of the registration statement, regarding the comparison discussion of the corresponding acquired portfolios of 1290 VT SmartBeta Equity Portfolio and EQ/American Century Mid Cap Value Portfolio, are those funds’ fees the same as the fees of the corresponding acquired portfolios? If the fees are the same only because of an expense waiver, first disclose that the fees of the two acquired funds, which should be identified by name, are lower than fees of the corresponding acquiring funds named here.

Response: All of the Acquiring Portfolios, except for the 1290 VT SmartBeta Equity Portfolio, the EQ/American Century Mid Cap Value Portfolio, and the All Asset Growth-Alt 20 Portfolio, currently have lower total operating expense ratios than their corresponding Acquired Portfolios, regardless of whether an expense limitation arrangement is in effect. The total operating expense ratios of the EQ/Templeton Global Equity Managed Volatility Portfolio are lower than the total operating expense ratios of its Acquiring Portfolio, the 1290 VT SmartBeta Equity Portfolio; however, if the reorganization of EQ/Templeton Global Equity Managed Volatility Portfolio is approved, the Adviser has undertaken to lower the expense limit of the 1290 VT SmartBeta Equity Portfolio so that the 1290 VT SmartBeta Equity Portfolio would be subject to the same expense limit as the EQ/Templeton Global Equity Managed Volatility Portfolio.

The total operating expense ratios of the Multimanager Mid Cap Value Portfolio are lower than the total operating expense ratios of its Acquiring Portfolio, the EQ/American Century Mid Cap Value Portfolio. However, the EQ/American Century Mid Cap Value Portfolio has a lower expense limit than the Multimanager Mid Cap Value Portfolio, and therefore the total operating expense ratio, after waivers, of the EQ/American Century Mid Cap Value Portfolio is lower than that of the Multimanager Mid Cap Value Portfolio.

The total operating expense ratio of the Charter Moderate Portfolio, after fee waivers, is lower than the total operating expense ratio of its Acquiring Portfolio, the All Asset Growth-Alt 20 Portfolio; however, if the reorganization of the Charter Moderate Portfolio is approved, the Adviser has undertaken to lower the expense limit of the All Asset Growth-

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Alt 20 Portfolio so that the All Asset Growth-Alt 20 Portfolio would subject to the same expense limit as the Charter Moderate Portfolio.

The disclosure in the Registration Statement has been revised to reflect the above.

d.

Comment: On page 13 of the registration statement, with respect to the first bullet on that page, which says that “it is anticipated” that FMG LLC will manage and administer the merged fund after the reorganization - it should be certain as to who will manage and administer the fund. Please clarify so that an investor can know what they are voting on. Please make revisions accordingly throughout the document.

Response: The Trusts have revised the disclosure as follows and have made applicable revisions throughout the document:

FMG LLC serves as the investment manager and administrator for each Portfolio, and ~~it is anticipated that~~ FMG LLC will continue to manage and administer the EQ/Aggressive Growth Strategy Portfolio after the Reorganization.

e.

Comment: On page 15 of the registration statement, the Comparative Fee and Expense Tables appear before the Comparison of Principal Risk Factors. Doesn’t Item 3 require that the tables follow and not precede the comparison of risks? Please apply to all proposals.

Response: The Registration Statements have been revised so that for each Proposal, the “Comparison of Principal Risk Factors” appears before the “Comparative Fee and Expense Tables.”

f.

Comment: In the “Comparison of Investment Objectives, Policies and Strategies,” please consider restating these strategies in plain English. For example, it looks very dense. For example, on page 16, in the comparison of the EQ/Aggressive Growth Strategy Portfolio to the Franklin Portfolio the first half of the first paragraph of the principal strategies for the Franklin Portfolio includes definitions and names of advisers and sub-advisers and impedes the understanding of the strategies.

Response: The Trusts believe that the disclosures in “Comparison of Investment Objectives, Policies and Strategies” are written in plain English. The disclosures included in the comparison chart are consistent with the corresponding disclosures in the Acquiring and Acquired Portfolios’ currently-effective registration statements and, as such, the Trusts believe the disclosure should remain the same.

g.

Comment: In the Comparison of Principal Risk Factors (e.g., on page 19), Item 3(c) requires that the risks of the acquiring fund be discussed, not just identified. At the very least, you should footnote each risk with a sentence clarifying what the

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defined risk means. This applies to all proposals. It’s questionable that the decision to put a detailed discussion of these risks starting on page 136 or so satisfies this requirement.

Response: Each Proposal begins with a detailed synopsis that includes a narrative discussion of the risks of each Acquired Portfolio and Acquiring Portfolio, including a discussion of how each Acquired Portfolio’s and Acquiring Portfolio’s risks compare and how they differ. The information in the “Comparison of Principal Risk Factors” section of each Proposal is consistent with the discussion in the synopsis of each Proposal. The “Descriptions of Risk Factors” section and “Appendix B: More Information on Strategies and Risk Factors” provide additional information regarding risks. Repeating the risk factor descriptions in each Proposal would add considerably to the length of the Registration Statement and would result in many repetitions of the same disclosures. Accordingly, the Trusts submit that the Registration Statement disclosure on risks is adequate and further revisions are not necessary.

h.

Comment: On page 31, regarding the merger of the Templeton Portfolio and the 1290 VT SmartBeta Equity Portfolio, please explain how net assets would be $364.4 million. I’m assuming it has something to do with the reorganization described in Proposal 1, but it should be clear here so an investor does not have to figure it out through a cross-reference.

Response: The Registration Statement has been revised as follows:

The Templeton Portfolio and the 1290 VT SmartBeta Equity Portfolio had net assets of approximately $684.8 million and $32.9 million, respectively, as of January 31, 2020. As described in Proposal 1, the Templeton Portfolio currently is an underlying portfolio of another portfolio of EQ Trust, the EQ/Franklin Templeton Allocation Managed Volatility Portfolio (the “Franklin Portfolio”). The Franklin Portfolio allocates its assets equally among each of three underlying portfolios (i.e., approximately 33 1/3%), including the Templeton Portfolio. It is expected that, prior to the Closing Date, the Franklin Portfolio will redeem its investment in the Templeton Portfolio for cash. Accordingly, prior to the Closing Date, the Templeton Portfolio’s net assets will decrease significantly. Thus, if the Reorganization (and the Reorganization described in Proposal 1) had been in effect as of January 31, 2020, the combined Portfolio would have had net assets of approximately $364.4 million.

i.

Comment: Please disclose somewhere in the registration statement the anticipated brokerage costs associated with repositioning the acquired fund. If not providing a figure than explain who is paying for it.

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Response: The Trusts have disclosed the estimated brokerage costs to be incurred with repositioning the Acquired Portfolios in the Proxy Statement/Prospectus in the synopsis of each Proposal. The Trusts further note that the Registration statement discloses that “[t]he sale of investments by [an Acquired] Portfolio in connection with the Reorganization may result in its selling securities at a disadvantageous time and price and could result in its realizing gains (or losses) that would not otherwise have been realized and its (and indirectly its investors) incurring transaction costs that would not otherwise have been incurred.”

j.	Comment: Please ensure that you have addressed the rights of dissenters as per Item 7(c)(1) of Form N-14.

Response: The Trusts note that there are no rights of appraisal or similar rights of dissenters with respect to the Proposals. The following disclosure has been added to the section titled “Required Shareholder Vote” under “Voting Information”:

Shareholders do not have appraisal or similar rights of dissenters with respect to the Proposals.

k.

Comment: On page 208, the registration statement provides: “The cost of the Reorganizations is estimated to be $836,000, which will be allocated based on shareholder accounts among the Acquired Portfolios. However, the Adviser will pay expenses relating to the Reorganizations that exceed a class’s expense cap.” Please clarify what the latter sentence means for an investor.

Response: The following disclosure has been added at the end of the abovementioned statement:

Accordingly, if the current expense ratio of an Acquired Portfolio (or a class thereof) equals or exceeds its expense limit, the Adviser will bear that Acquired Portfolio’s (or class’) expenses associated with the Reorganization.

l.	Comment: Included in Appendix A-1 is an Agreement and Plan of Reorganization that is a “form of.” Please confirm an executed plan will be filed.

Response: The Trusts will file executed Agreements and Plans of Reorganization via a post-effective amendment, when the Plans are executed after they are approved by Contractholders.

2.	Accounting Comments

a.

Comment: Please provide the tax opinion supporting the disclosure in the registration statement that certain of the mergers are intended to qualify for federal income tax purposes as tax-free reorganizations.

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Response: The Trusts undertake to file a tax opinion via a post-effective amendment with respect to those reorganizations which are intended qualify, for federal income tax purposes, as tax-free reorganizations, when the opinion is rendered. The Registration Statement identifies the reorganizations that are intended to qualify as tax-free.

b.	Comment: Please explain supplementally in correspondence the rationale for the acquired funds to absorb the costs of the reorganizations.

Response: As described in the Registration Statement, the Board of Trustees of each Acquired Portfolio considered the proposed reorganizations and concluded that each Acquired Portfolio’s participation in its respective reorganization is in its best interests and that the interests of existing shareholders of the Acquired Portfolios would not be diluted as a result of the Reorganization. Among the factors considered was that the Acquired Portfolio involved in each reorganization will bear the expenses of the reorganization; however, FMG LLC, the investment adviser, will reimburse an Acquired Portfolio for expenses of a reorganization that exceed an Acquired Portfolio’s expense limitation set forth in its expense limitation agreement. Each of the Acquired Portfolios is subject to an expense limitation agreement and, except for the EQ/Franklin Templeton Allocation Managed Volatility Portfolio (the “Franklin Portfolio”), is currently operating at the caps set forth in the relevant agreement. Accordingly, it is expected that FMG LLC ultimately will bear a substantial portion of the direct expenses of the Reorganizations. The Franklin Portfolio is reorganizing into an Acquiring Portfolio with a significantly lower expense ratio, which is a recurring benefit that would substantially exceed any Reorganization costs borne by the Franklin Portfolio.

c.	Comment: Please include the costs incurred to sell or purchase target portfolio securities in the registration statement.

Response: The Trusts have disclosed the estimated brokerage costs incurred with repositioning the Acquired Portfolios in the Proxy Statement/Prospectus in the synopsis of each Proposal.

d.	Comment: Please supplementally confirm in correspondence that the expenses subject to recapture of one or more target funds will not be carried over to the merged entity.

Response: The Trusts confirm that the expenses subject to recapture with respect to the Acquired Portfolios will not be carried over to the merged entity.

e.

Comment: Certain of the acquiring funds are waiving expenses currently. For the acquiring funds, please confirm that the potential recapture of previously waived expenses is accurately reflected in the pro forma financials, if applicable.

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Response: The Trusts confirm that the notes to the pro forma financials will be updated to disclose the potential recapture of previously waived expenses and to disclose the amount of the potential reimbursement.

f.

Comment: The capitalization tables include adjustments. Please include footnotes that explain the adjustments in the capitalization tables. Please confirm the capitalization tables include all of the adjustments in the balance sheet.

Response: The capitalization tables will include footnotes that explain the adjustments in the capitalization tables. The Trusts confirm that the capitalization tables include all of the adjustments in the balance sheet.

g.	Comment: Please update the capitalization tables to reflect all the classes and total net assets of the funds, not just the classes and net assets involved in the mergers.

Response: The capitalization tables have been updated accordingly. To avoid confusion, the classes that are not involved in the reorganizations have been footnoted to disclose this fact.

h.

Comment: For each pro forma Portfolio of Investments, please identify the securities that are going to be sold in connection with the mergers. The disclosure suggests that a large portion of certain of the portfolios are going to be sold in the mergers.

Response: For each pro forma Portfolio of Investments, the Trusts have considered whether securities are expected to be sold before or after the closing date to conform to the surviving Portfolio’s compliance guidelines and investment restrictions - that is, whether any securities held by the Acquired Portfolio could not be held by the surviving Portfolio in accordance with the surviving Portfolio’s compliance guidelines and investment restrictions. The Trusts have identified such securities in each pro forma Portfolio of Investments or, if no such securities were identified, the pro forma Portfolio of Investments includes the following statement: “As of December 31, 2019 all securities held by the Acquired Portfolio would comply with the compliance guidelines and investment restrictions of the Acquiring Portfolio.” The Trusts note that additional securities may be sold at the Trusts’ discretion.

The Trusts note that this approach, while not compulsory, was discussed in AICPA Investment Companies Expert Panel Meeting Highlights dated December 19, 2006. The AICPA Investment Companies Expert Panel minutes state the following, with emphasis added:

“Form N-14 Filings – The SEC Staff noted some instances when the registrant did not include independent public accountant consents in Form N-14 filings. In addition, some of the registrants inquired about proper disclosures relating to the portfolio positions that do not meet the investment objectives of the survivor fund and will need to be sold as a result

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of the merger. The SEC Staff did not recommend showing expected realized gain/loss as a pro-forma adjustment, but rather suggested to footnote such securities on the Schedule of Investments and adding a relating footnote to the tax disclosure.”

This approach is also consistent with prior comments provided to the Trusts by the SEC staff in the context of reviewing pro forma financial statements included in a Form N-14 filing.

i.

Comment: On page 84, the Notes to Pro Forma Combined Financial Statements for the merger of EQ/Templeton Global Equity Managed Volatility Portfolio into the 1290 VT SmartBeta Equity Portfolio include the following statement - “The historical cost of investment securities will be carried forward to the surviving entity and results of operations of the 1290 VT SmartBeta Equity Portfolio for pre-combination periods will not be restated.” However, the disclosure also provides that this particular merger “will be accounted for as a taxable reorganization of investment companies.” Please confirm the disclosure.

Response: The following sentence will be removed: “The historical cost of investment securities will be carried forward to the surviving entity and results of operations of the 1290 VT SmartBeta Equity Portfolio for pre-combination periods will not be restated.”

j.

Comment: Please provide supplementally in correspondence the accounting and performance survivor analysis in accordance with the criteria set forth in North American Security Trust (pub. avail. Aug. 5, 1994) (NAST analysis) for the reorganization of the EQ/Templeton Global Equity Managed Volatility Portfolio into the 1290 VT SmartBeta Equity Portfolio.

Response: Attached hereto as Appendix A is the requested analysis, which concludes that the 1290 VT SmartBeta Equity Portfolio should be considered the surviving fund after the completion of the proposed merger.

*             *             *             *             *

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

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Enclosures

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman

K&L Gates LLP

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APPENDIX A

SURVIVING PORTFOLIO ANALYSIS

Regarding the proposed reorganization of the EQ/Templeton Global Equity Managed Volatility Portfolio (the “Acquired Portfolio”) and the 1290 VT SmartBeta Equity Portfolio (the “Acquiring Portfolio,” and together with the Acquired Portfolio, the “Portfolios”), AXA Equitable Funds Management Group, LLC (the “Adviser”) and EQ Advisors Trust (the “Trust”) believe that the Acquiring Portfolio is the appropriate survivor of the merger of the Portfolios for the reasons discussed below.

In North American Security Trust (pub. avail. Aug. 5, 1994) (referred to herein as “NAST”), the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisers; the funds’ portfolio composition; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; and the funds’ asset size. Each of these factors is discussed below with respect to the proposed merger of the Acquired Portfolio into the Acquiring Portfolio.

Investment Advisers; Continuity of Management. Each Portfolio is overseen by the same Board of Trustees. The Adviser is the investment adviser for each Portfolio and will continue to be the investment adviser for the surviving portfolio after the reorganization. The portfolio management team at the Adviser that currently manages each Portfolio will be responsible for the management of the surviving portfolio in the same manner in which it is currently managing the Portfolios. The Acquired Portfolio and the Acquiring Portfolio have different investment sub-advisers. After the reorganization, the surviving portfolio will be sub-advised by the same investment sub-adviser, AXA Rosenberg Investment Management, with the same portfolio managers, as the Acquiring Portfolio. The Acquired Portfolio’s current sub-advisers will not be involved in the management of the surviving portfolio after the reorganization in any respect. As a result, this factor strongly supports the conclusion that the Acquiring Portfolio should be the accounting survivor.

Portfolio Composition. It is expected that, if the Reorganization is approved, the holdings of the Acquired Portfolio that are not compatible with the Acquiring Portfolio’s investment objective and policies will be liquidated in an orderly manner in connection with the Reorganization, and the proceeds of these sales held in temporary investments or reinvested in assets that are consistent with the Acquiring Portfolio’s investment objective and policies. The portion of the Acquired Portfolio’s assets that will be liquidated in connection with the Reorganization will depend on market conditions and on the assessment by the Adviser of the compatibility of those holdings with the Acquiring Portfolio’s portfolio composition and investment objective and policies. The estimated percentage of the holdings of the Acquired Portfolio that will be sold in connection with

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its Reorganization is approximately 70%. The Acquiring Portfolio will not sell securities in connection with the Reorganization. Accordingly, the Adviser believes that the Acquiring Portfolio’s current portfolio is more representative of what the surviving portfolio will be over time.

Expense Structures and Expense Ratios. The expense structure of each Portfolio is similar. Each Portfolio has a management fee of 0.70%, and the surviving portfolio will have the same management fee. The total operating expense ratios of the Acquired Portfolio are lower than the total operating expense ratios of the Acquiring Portfolio; however, if the reorganization is approved, the Adviser has undertaken to lower the expense limit of the Acquiring Portfolio so that the Acquiring Portfolio would be subject to the same expense limit as the Acquired Portfolio. The expense ratio for the surviving portfolio is expected to be the same as or lower than the current expense ratio for the Acquired Portfolio. The expense structure of the surviving portfolio will be that of the Acquiring Portfolio. Accordingly, the Adviser believes that, from an expense standpoint, the Acquiring Portfolio is the appropriate accounting survivor.

Investment Objectives and Policies. The Acquired Portfolio and the Acquiring Portfolio have substantially similar investment objectives, in that they each seek to achieve long-term capital growth or long-term capital appreciation. In addition, each Portfolio seeks to manage market volatility. The Acquired Portfolio emphasizes risk-adjusted returns and managing volatility. Similarly, the Acquiring Portfolio seeks to achieve, over a full market cycle, above market returns with less volatility than the equity market as a whole. The Acquired Portfolio and the Acquiring Portfolio each normally invests at least 80% of its net assets in equity securities. Both Acquired Portfolio and the Acquiring Portfolio are diversified. After the reorganization, the surviving portfolio will be managed in accordance with the investment objective, policies and strategies of the Acquiring Portfolio rather than those of the Acquired Portfolio, and the Acquiring Portfolio will continue its current investment objectives, policies, strategies and restrictions following the Reorganization without modification or addition. As a result, this factor strongly supports the conclusion that the Acquiring Portfolio should be the accounting survivor.

Asset Size. As of January 31, 2020, the Acquiring Portfolio had approximately $32.9 million in assets and the Acquired Portfolio had approximately $648.8 million in assets. However, as noted in the Registration Statement, the Acquired Portfolio currently is an underlying portfolio of another portfolio of EQ Trust, the EQ/Franklin Templeton Allocation Managed Volatility Portfolio (the “Franklin Portfolio”). The Franklin Portfolio allocates its assets equally among each of three underlying portfolios (i.e., approximately 33 1/3%), including the Acquired Portfolio. It is expected that, prior to the closing date of the reorganization, the Franklin Portfolio will redeem its investment in the Acquired Portfolio for cash. Accordingly, prior to the closing date of the reorganization, the Acquired Portfolio’s net assets will decrease significantly, to approximately $331.5 million. Thus, if the reorganization and the reorganization described in Proposal 1 of the Registration Statement had been in effect as of January 31, 2020, the surviving portfolio would have had net assets of approximately $364.4 million.

In terms of the structure of the transaction, the Acquired Portfolio will contribute all of its assets and liabilities to the Acquiring Portfolio in exchange for shares of the corresponding class of the Acquiring Portfolio, and thus the Acquiring Portfolio will be the legal survivor. The Acquired

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Portfolio will terminate following the distribution of the Acquiring Portfolio shares to its shareholders. An analysis of the NAST factors is consistent with this structure and result.

The Adviser and the Trust strongly believe that the Acquiring Portfolio is the accounting survivor. An analysis of the factors considered when applying NAST clearly demonstrates that the post-reorganization surviving portfolio more closely resembles the Acquiring Portfolio. While the Acquired Portfolio has a larger asset base, all other factors considered in the NAST analysis strongly support the conclusion the Acquiring Portfolio is the accounting survivor.